Exhibit 1

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
DENISON MINES CORP. CLOSES BOUGHT DEAL FINANCING
Toronto, ON — March 15, 2011 Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML) (NYSE AMEX: DNN) is pleased to announce that it has closed its previously announced “bought deal” financing. Denison has sold to a syndicate of underwriters 18.3 million common shares at CDN$3.55 per common share to raise gross proceeds of CDN$64,965,000.
Denison plans to use the net proceeds of the financing, together with cash currently on hand, to fund its 2011 exploration and development program and the purchase price of the previously announced acquisition of the ordinary shares of White Canyon Uranium Limited.
In accordance with an existing agreement between Denison and its largest shareholder, Korea Electric Power Corporation (“KEPCO”), KEPCO is entitled to subscribe for an additional 3.4 million common shares at CDN$3.55 per common share in a separate private placement transaction in order to maintain its existing 15.8% shareholding level. KEPCO has not yet indicated whether it will exercise its right.
This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction. These securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.
About Denison
Denison Mines Corp. is an intermediate uranium producer with production in the U.S., combined with a diversified development portfolio of projects in the U.S., Canada, Zambia and Mongolia. Denison’s assets include its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. Denison owns interests in world-class exploration projects in the Athabasca Basin in Saskatchewan, including its 60% owned flagship project at Wheeler River, and in the southwestern United States, Mongolia and Zambia. Denison is the manager of Uranium Participation Corporation (TSX: U), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride.
For further information contact:

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Executive Officer

James R. Anderson	(416) 979-1991 Extension 372
Executive Vice President and Chief Financial Officer

Cautionary Statements Regarding Forward-Looking Information
This press release contains forward-looking statements. More particularly, this press release contains statements which include the Company’s planned use of net proceeds of the financing. The forward-looking statements are based on certain key expectations and assumptions made by the Company. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. The forward-looking statements contained in this press release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities legislation.